                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

                  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number :  00015580


                        St. Paul Federal Bank For Savings
                         Profit Sharing and Savings Plan
                             6700 West North Avenue
                             Chicago, Illinois 60707
                             -----------------------
                      (Full title and address of the plan)



                             St. Paul Bancorp, Inc.
                             6700 West North Avenue
                             Chicago, Illinois 60707
                             -----------------------
                       (Name and address of issuer of the
                      securities held pursuant to the plan)

                              Information Included

Report of Independent Auditors                                      1

Financial Statements

Statements of Net Assets Available
for Plan Benefits                                                   2

Statements of Changes in Net Assets
Available for Benefits                                              3

Notes to Financial Statements                                       4



Supplemental Schedules

Schedule of Assets Held for Investment Purposes                     16

Schedule of Reportable Transactions                                 17



Exhibits:

         Exhibit 24 - Consent of Independent Auditors

                              Financial Statements
                           and Supplemental Schedules

                        St. Paul Federal Bank For Savings
                         Profit Sharing and Savings Plan

                       Years ended December 31, 1998, 1997
                  and 1996 with Report of Independent Auditors

                        St. Paul Federal Bank For Savings
                         Profit Sharing and Savings Plan

                            Financial Statements and
                             Supplemental Schedules


                  Years ended December 31, 1998, 1997 and 1996




                                    CONTENTS


Report of Independent Auditors................................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits..........................2
Statements of Changes in Net Assets Available for Plan Benefits...............3
Notes to Financial Statements.................................................4


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...................16
Line 27d - Schedule of Reportable Transactions...............................17


                         [ERNST & YOUNG LLP LETTERHEAD]


                         Report of Independent Auditors

The Trustees
St. Paul Federal Bank For Savings
Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of St. Paul Federal Bank For Savings Profit Sharing and Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 financial statements taken as a whole.




June 23, 1999                                           /s/ Ernst & Young LLP
                                                        ------------------------
                                                        Ernst & Young LLP

                        St. Paul Federal Bank For Savings
                         Profit Sharing and Savings Plan

              Statements of Net Assets Available for Plan Benefits


                                                      DECEMBER 31
                                                  1998            1997
                                              -------------------------
ASSETS
Investments, at current value:
  Cash and cash equivalents                   $    60,083   $   111,255
  Mutual funds:
    Equity                                      7,722,762     5,314,316
    Money market                                5,096,027     2,859,230
    Small and medium capitalization equity      4,256,631     4,009,401
    Total bond market                           1,898,188     1,644,365
    Balanced                                    1,629,932       730,168
    High yield corporate bond                   1,562,568     1,434,929
    International equity                          486,217       316,194
                                              -------------------------
       Total mutual funds                      22,652,325    16,308,603

  Common stock of St. Paul Bancorp, Inc.       28,840,395    27,592,790
  Participant loans                               866,005       646,457
                                              -------------------------
Total investments                              52,418,808    44,659,105

Receivables:
  Participants' contributions                      90,301          --
  Accrued interest and dividends receivable           253           559
                                              -------------------------
  Total receivables                                90,554           559
                                              -------------------------
  Total assets                                 52,509,362    44,659,664
                                              -------------------------

LIABILITIES
Accrued expenses                                   14,713        39,085
                                              -------------------------
   Total liabilities                               14,713        39,085
                                              -------------------------
Net assets available for plan benefits        $52,494,649   $44,620,579
                                              =========================

See accompanying notes.

                        St. Paul Federal Bank For Savings
                         Profit Sharing and Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                     YEAR ENDED DECEMBER 31
                                              1998            1997           1996
                                         --------------------------------------------
Additions (deductions):
  Income from investments:
    Cash and cash equivalents            $      4,126    $     17,785    $      2,105
    Participants loans                         62,106          22,782            --
    Common stock                              536,477         492,838         263,805
    Mutual funds                            1,050,775         818,544         360,019
                                         --------------------------------------------
                                            1,653,484       1,351,949         625,929

  Contributions:
    St. Paul Federal Bank For Savings            --             2,861          31,109
    Participants                            2,605,769       1,931,221       1,711,953
                                         --------------------------------------------
                                            2,605,769       1,934,082       1,743,062

  Asset transfers in                        3,133,835            --              --

  Realized and unrealized appreciation
    in fair value of investments            2,772,645      13,142,035       3,468,349
  Distributions                            (2,218,343)     (2,094,342)     (1,839,949)
  Administrative expenses                     (73,320)        (93,219)        (91,799)
                                         --------------------------------------------
Net increase                                7,874,070      14,240,505       3,905,592
Net assets available for plan benefits
  at beginning of year                     44,620,579      30,380,074      26,474,482
                                         --------------------------------------------
Net assets available for plan benefits
  at end of year                         $ 52,494,649    $ 44,620,579    $ 30,380,074
                                         ============================================

See accompanying notes.

                        ST. PAUL FEDERAL BANK FOR SAVINGS
                         PROFIT SHARING AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

1. ACCOUNTING POLICIES

Investments are stated at current value. Investments traded on security exchanges are valued at the last reported sales price on the last business day of the calendar year. Mutual funds are valued at their reported net asset value.

The change between current value at the end of the year and current value at the beginning of the year or cost, if the investment was acquired during the year, is reflected as net unrealized appreciation or depreciation in current value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Sales are recorded using an average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. DESCRIPTION OF PLAN

St. Paul Federal Bank For Savings Profit Sharing and Savings Plan (the Plan) is a defined-contribution profit-sharing plan for eligible employees of St. Paul Federal Bank For Savings (the Bank) and its subsidiaries and affiliates. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a profit-sharing and savings plan, as described in section 401 of the Internal Revenue Code, as amended by the Tax Reform Act of 1986.

During 1997 and prior years, employees were required to complete one year of service before they could participate in the Plan. As of January 1, 1998, any employee, as defined in the Plan, is eligible to participate immediately from the date of hire. An employee must file a written notice of election with the trustees together with an authorization for the participant

                        ST. PAUL FEDERAL BANK FOR SAVINGS
                         PROFIT SHARING AND SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. DESCRIPTION OF PLAN (CONTINUED)

deductions. A participant must deposit at least 2% of annual compensation and may deposit up to 15% of their annual compensation. Employees are permitted from time to time to change their level of contributions within this range. The Board of Directors of St. Paul Bancorp, Inc. (the Company), the holding company of the Bank, may authorize the Bank to subsidize the purchase of Company stock by the Plan. Such authorizations are restricted in that they must comply with applicable laws and regulations. In 1997, the Bank discontinued subsidizing the purchase of Company stock by the Plan.

The Plan is comprised of eight investment fund choices:

     Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     Vanguard Prime Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

     Vanguard Extended Market Index Fund: Seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up of mid- and small capitalization companies.

     Vanguard Total Bond Market Index Fund: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

     Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital, without undue risk to capital, by investing about 65% of its assets in stocks and the remaining 35% in bonds

                        ST. PAUL FEDERAL BANK FOR SAVINGS
                         PROFIT SHARING AND SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. DESCRIPTION OF PLAN (CONTINUED)

     Vanguard High-Yield Corporate Fund: Seeks to provide a high level of interest income by investing in high-yield corporate bonds, or "junk" bonds. These bonds pay higher interest rates because they are considered to carry greater risk of default than bonds with higher credit ratings.

     Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     St. Paul Bancorp Common Stock: Provides employees of St. Paul Federal Bank with the opportunity to share in the potential growth and prosperity of the Bank by investing in St. Paul Bancorp, Inc. stock and reinvesting dividends.

Participants are periodically permitted to direct the trustees as to respective percentages of participant account balances and contributions to be invested in each Investment Fund. The number of fund choices expanded in 1997, when the Plan changed trustees.

Prior to January 31, 1997, contributions were deposited in a trust fund administered by First Trust Illinois, as trustee. On January 31, 1997, The Vanguard Group became the trustee and recordkeeper of the Plan. At that time, the Plan's investment options changed and new investment options were added to the Plan. Funds invested in the Montgomery Funds Small Capitalization Fund were transferred to the Vanguard Extended Market Index Fund and funds invested in the Federated Income Trust were transferred to the Vanguard Total Bond Market Index Fund. The Vanguard 500 Index Fund, Vanguard Prime Money Market Fund, and St. Paul Bancorp, Inc. common stock continued to be investment options to the Plan participants. The Plan added the following investment options: Vanguard High-Yield Corporate Fund (a high yield corporate bond fund), Vanguard Wellington Fund (a balanced fund), and Vanguard International Growth Fund (an international equity fund).

As provided for in the Plan documents, contributions have been deposited in a trust fund administered by The Vanguard Group, as trustee. All administrative expenses were paid by the Plan.

                        ST. PAUL FEDERAL BANK FOR SAVINGS
                         PROFIT SHARING AND SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. DESCRIPTION OF PLAN (CONTINUED)

The balance of a participant's account that represents contributions made by the participant is fully vested and can be withdrawn under certain conditions. As of January 31, 1997, participants are also allowed to borrow against assets held in their account from the Plan.

Distributions from the Plan may be received upon termination of service in the form of a lump-sum distribution. The Plan also allows for withdrawals under certain hardship circumstances in accordance with the Internal Revenue Code.

On July 1, 1998, the Company merged with Beverly Bancorporation, Inc. (Beverly), the bank holding company of Beverly National Bank and Beverly Trust Company. Effective July 1, 1998, the Beverly Employees' Profit Sharing Plan was terminated. Participant accounts were valued as of August 31, 1998, and distributions occurred in 1998. Participants in the Beverly plan who remained employed by the Bank and its subsidiaries and affiliates had the option of rolling over their account balances into the Plan. Effective August 31, 1998, the assets of the Beverly plan were merged into the Company's Plan. The Bank and its related entities became sponsoring employers of the Plan with respect to employees satisfying the eligibility requirements of the Plan.

The foregoing description of the Plan provides only general information. Further details of the Plan are contained in the Summary Plan Description.

3. INVESTMENTS

The following table summarizes realized and unrealized appreciation in fair value of investments for the years ended December 31:


                     1998          1997          1996
                ---------------------------------------
Common stocks   $ 1,305,132   $11,447,046   $ 2,310,532
Mutual funds      1,467,513     1,694,989     1,157,817
                ---------------------------------------
                $ 2,772,645   $13,142,035   $ 3,468,349
                =======================================

                        ST. PAUL FEDERAL BANK FOR SAVINGS
                         PROFIT SHARING AND SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. INVESTMENTS (CONTINUED)

The current value of individual investments that represent 5% or more of the Plan's assets is as follows:


                                                           AT DECEMBER 31
                                                     1998                1997
                                                  ------------------------------
St. Paul Bancorp, Inc. common stock               $28,840,395        $27,592,790
Vanguard 500 Index Fund                             7,722,762          5,314,316
Vanguard Prime Money Market Fund                    5,096,027          2,859,230
Vanguard Extended Market Index Fund                 4,256,631          4,009,401


On June 20, 1997, the Company declared a three-for-two stock split to shareholders of record as of June 30, 1997, that was distributed on July 14, 1997. On December 16, 1996, the Company declared a five-for-four stock split to shareholders of record as of December 31, 1996, that was distributed on January 14, 1997. All share references in the accompanying financial statements have been restated to reflect the stock splits.

4. TRANSACTIONS WITH PARTIES IN INTEREST

The following summarizes the account balances and results of transactions of the Plan with the Bank and the Company.


                                                             AS OF OR FOR THE YEAR
                                                               ENDED DECEMBER 31
                                                           1998          1997           1996
                                                       ---------------------------------------
St. Paul Bancorp, Inc. common stock                    $28,840,395   $27,592,790   $17,573,829
Dividend income on St. Paul Bancorp, Inc.
   common stock                                            536,477       492,838       263,805
Contributions to the Plan from the Bank                       --           2,861        31,109
Participants' contributions receivable from the Bank        90,301          --            --


5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 1, 1995, stating that the Plan is qualified under section 401 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since the last determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)




6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS

The Plan's net assets are allocated among Investment Funds as follows:

                                                                 Small & Medium       Money            Total        High Yield
                                                    Equity       Capitalization       Market           Bond          Corporate
                                                     Fund         Equity Fund         Fund          Market Fund      Bond Fund
                                                 ------------------------------------------------------------------------------

Cash and cash equivalents                        $        --      $        --     $         --     $        --     $         --
Mutual funds                                       5,314,316        4,009,401        2,859,230        1,644,365       1,434,929
Common stock of St. Paul Bancorp, Inc.                    --               --               --              --               --
Accrued interest and dividends receivable                 --               --               --              --               --
Participant notes receivable                              --               --               --              --               --
Accrued expenses                                          --               --               --              --               --

                                                 ------------------------------------------------------------------------------
Balance at December 31, 1997                     $ 5,314,316      $ 4,009,401     $  2,859,230     $  1,644,365    $  1,434,929
                                                 ==============================================================================

Cash and cash equivalents                        $        --      $        --     $         --     $        --     $         --
Mutual funds                                       7,722,762        4,256,631        5,096,027        1,898,188       1,562,568
Common stock of St. Paul Bancorp, Inc.                    --               --               --              --               --
Accrued interest and dividends receivable                 --               --               --              --               --
Participant notes receivable                              --               --               --              --               --
Participants' contributions receivable                24,588           12,369            6,069            4,516           2,157
Accrued expenses                                          --               --               --              --               --

                                                 ------------------------------------------------------------------------------
Balance at December 31, 1998                     $ 7,747,350      $ 4,269,000     $  5,102,096     $  1,902,704    $  1,564,725
                                                 ==============================================================================

                        St. Paul Federal Bank For Savings
                         Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)



6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

The Plan's net assets are allocated among Investment Funds as follows
(Continued):


                                                            International     St. Paul
                                              Balanced         Equity        Bancorp, Inc.   Participant
                                                Fund            Fund         Stock Fund         Loans          Total
                                            --------------------------------------------------------------------------
Cash and cash equivalents                   $       --      $      --      $    111,255     $      --     $    111,255
Mutual funds                                     730,168        316,194            --              --       16,308,603
Common stock of St. Paul Bancorp, Inc.              --             --        27,592,790            --       27,592,790
Accrued interest and dividends receivable           --             --               559            --              559
Participant notes receivable                        --             --             --            646,457        646,457
Accrued expenses                                    --             --           (39,085)           --          (39,085)
                                            --------------------------------------------------------------------------
Balance at December 31, 1997                $    730,168   $    316,194    $ 27,665,519    $    646,457   $ 44,620,579
                                            ==========================================================================

Cash and cash equivalents                   $       --     $       --      $     60,083    $       --     $     60,083
Mutual funds                                   1,629,932        486,217            --              --       22,652,325
Common stock of St. Paul Bancorp, Inc.              --             --        28,840,395            --       28,840,395
Accrued interest and dividends receivable           --             --               253            --              253
Accrued expenses                                    --             --           (14,713)           --          (14,713)
Participant notes receivable                        --             --              --           866,005        866,005
Participants' contributions receivable             8,306          3,016          29,280            --           90,301
                                            --------------------------------------------------------------------------
Balance at December 31, 1998                $  1,638,238   $    489,233    $ 28,915,298    $    866,005   $ 52,494,649
                                            ==========================================================================

                        St. Paul Federal Bank For Savings
                         Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)



6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

The Plan's transactions are allocated among Investment Funds as follows:


                                                      Small & Medium        Small         Money             Total           U.S.
                                          Equity      Capitalization    Capitalization    Market            Bond         Government
                                          Fund         Equity Fund       Equity Fund       Fund          Market Fund      Bond Fund
                                       ---------------------------------------------------------------------------------------------
Balance at January 1, 1996             $  3,122,446    $       --      $  2,793,863    $  3,440,972    $       --      $  1,805,423

Income from investments                      71,096            --               206         173,962            --           115,676
Contributions                               297,109            --           297,753         206,454            --           130,193
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                               662,083            --           533,396            --              --           (37,662)
Distributions                              (462,087)           --          (252,781)       (414,295)           --          (125,617)
Administrative expenses                     (14,266)           --           (10,505)        (13,158)           --            (5,720)
Fund transfers                              316,235            --           249,812         128,222            --          (198,111)
                                       ---------------------------------------------------------------------------------------------
Balance at December 31, 1996              3,992,616            --         3,611,744       3,522,157            --         1,684,182

Income from investments                     155,022         281,935             518         151,999         108,028             255
Contributions                               385,603         301,006          31,550         194,406         100,272          10,462
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                             1,164,515         465,766          38,910            --            45,423          (8,220)
Distributions                              (260,857)       (132,513)       (104,966)       (957,767)         (9,115)        (76,964)
Administrative expenses                      (3,175)        (21,472)         (2,679)         (2,117)           (522)         (1,606)
Fund transfers                              (35,089)      3,202,450      (3,575,077)         10,143       1,418,106      (1,608,109)
Participant loan withdrawals                (98,721)       (106,435)           --           (68,048)        (21,652)           --
Participant loan repayments                  14,402          18,664            --             8,457           3,825            --
                                       ---------------------------------------------------------------------------------------------
Balance at December 31, 1997              5,314,316       4,009,401            --         2,859,230       1,644,365            --

Income from investments                     113,105         328,144            --           185,459         111,022            --
Contributions                               597,749         363,570            --           247,250         128,863            --
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                             1,498,027          (7,919)           --              --            30,776            --
Distributions                              (270,293)       (264,258)           --          (370,139)       (144,771)           --
Administrative expenses                      (2,720)         (3,761)           --            (1,860)           (622)           --
Fund transfers                              532,338        (117,460)           --          (388,672)        144,539            --
Asset transfers in                             --              --              --         2,602,350            --              --
Participant loan withdrawals                (86,492)        (74,211)           --           (58,445)        (23,927)           --
Participant loan repayments                  51,320          35,494            --            26,923          12,459            --
                                       ---------------------------------------------------------------------------------------------
Balance at December 31, 1998           $  7,747,350    $  4,269,000    $       --      $  5,102,096    $  1,902,704    $       --
                                       =============================================================================================

                        St. Paul Federal Bank For Savings
                         Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)



6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

The Plan's transactions are allocated among Investment Funds as follows (Continued):


                                        High Yield                       International    St. Paul
                                         Corporate        Balanced          Equity      Bancorp, Inc.    Participant
                                         Bond Fund          Fund             Fund        Stock Fund         Loans          Total
                                       --------------------------------------------------------------------------------------------
Balance at January 1, 1996             $       --      $       --      $       --      $ 15,311,778    $       --      $ 26,474,482

Income from investments                        --              --              --           264,989            --           625,929
Contributions                                  --              --              --           811,553            --         1,743,062
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                  --              --              --         2,310,532            --         3,468,349
Distributions                                  --              --              --          (585,169)           --        (1,839,949)
Administrative expenses                        --              --              --           (48,150)           --           (91,799)
Fund transfers                                 --              --              --          (496,158)           --              --
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1996                   --              --              --        17,569,375            --        30,380,074

Income from investments                      57,867          54,279          13,489         505,775          22,782       1,351,949
Contributions                                 7,257          53,651          43,501         806,374            --         1,934,082
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                17,120          12,414         (40,939)     11,447,046            --        13,142,035
Distributions                                  (393)           (183)           (456)       (547,576)         (3,552)     (2,094,342)
Administrative expenses                         (62)           (313)           (142)        (61,131)           --           (93,219)
Fund transfers                            1,363,262         624,564         301,421      (1,701,671)           --              --
Participant loan withdrawals                (10,122)        (16,015)         (1,349)       (417,565)        739,907            --
Participant loan repayments                    --             1,771             669          64,892        (112,680)           --
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1997           $  1,434,929    $    730,168    $    316,194    $ 27,665,519    $    646,457    $ 44,620,579

Income from investments                     131,610         171,885           9,551         540,602          62,106       1,653,484
Contributions                                32,508         202,511          85,501         947,817            --         2,605,769
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                               (53,153)        (48,976)         48,758       1,305,132            --         2,772,645
Distributions                                  (532)        (10,196)         (7,842)     (1,090,833)        (59,479)     (2,218,343)
Administrative expenses                        (145)           (888)           (272)        (63,052)           --           (73,320)
Fund transfers                               24,597         597,043          36,430        (828,815)           --              --
Asset transfers in                             --              --              --           531,485            --         3,133,835
Participant loan withdrawals                 (5,623)        (21,432)         (7,243)       (216,401)        493,774            --
Participant loan repayments                     534          18,123           8,156         123,844        (276,853)           --
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1998           $  1,564,725    $  1,638,238    $    489,233    $ 28,915,298    $    866,005    $ 52,494,649
                                       ============================================================================================


                        ST. PAUL FEDERAL BANK FOR SAVINGS
                         PROFIT SHARING AND SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In 1997, the Bank discontinued its contributions to the Plan in the form of subsidizing the purchase of Company common stock.

8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                     DECEMBER 31
                                                               1998            1997
                                                           ----------------------------
Net assets available for plan benefits per the
  financial statements                                     $ 52,494,649    $ 44,620,579
Amounts allocated to withdrawn participants                  (5,896,656)       (148,526)
                                                           ----------------------------
Net assets available for plan benefits per the Form 5500   $ 46,597,993    $ 44,472,053
                                                           ============================



The following is a reconciliation of benefits paid per the financial statements to the Form 5500:


                                                         YEAR ENDED DECEMBER 31
                                                 1998           1997           1996
                                             -----------------------------------------
Distributions per the financial statements   $ 2,218,343    $ 2,094,342    $ 1,839,949
Add: Amounts allocated to withdrawn
  participants                                 5,896,656        148,526      1,199,986
Less: Amounts allocated to withdrawn
  participants in prior year                    (148,526)    (1,199,986)      (585,067)
                                             -----------------------------------------
Distributions per the Form 5500              $ 7,966,473    $ 1,042,882    $ 2,454,868
                                             =========================================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

                        ST. PAUL FEDERAL BANK FOR SAVINGS
                         PROFIT SHARING AND SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


9. YEAR 2000 READINESS DISCLOSURE (UNAUDITED)

The Vanguard Group serves as the Plan's recordkeeper and trustee. Vanguard has developed a plan to become Year 2000 compliant. The Year 2000 compliance issues result from both certain computer programs and certain hardware recognizing only the last two digits of the year instead of four digits. As a result, transactions processed beginning in the Year 2000 may not be recognized by the systems in the correct period. This issue could result in system failures and miscalculations causing a disruption of operations, and among other things, the inability to process transactions. In order to address the Year 2000 issue, Vanguard established a Year 2000 project in 1996.

Based upon initial assessments, Vanguard determined that it will be required to modify or replace portions of its software and hardware so that those systems can properly process transactions beginning on January 1, 2000. Vanguard currently believes that with these modifications and the replacement of certain software and hardware components, the Year 2000 compliance issue will be mitigated. However, if such modifications and upgrades do not succeed, or are not made in a timely fashion, the Year 2000 compliance issue could have a material impact on Vanguard's operations. Furthurmore, there can be no assurances that Vanguard's assessment has not failed to uncover each possible Year 2000 issue that relates to its business. Failure by Vanguard, and/or its major vendors, third party providers, and other material service providers and customers to adequately address their respective Year 2000 issues in a timely manner (insofar as they relate to Vanguard's business) could have a material adverse effect on Vanguard's operations. The amount of the potential liability, if any, that relate to these risks, cannot be reasonably estimated at this time.

Vanguard is currently formulating a contingency plan for certain critical applications. These plans include examining all critical processes to assess the effect of unexpected failure related to the Year 2000 date change. Vanguard is developing alternative methods for service in the event of such failure and intends to monitor these processes through the rollover of 1999 into 2000 and to be well prepared to implement its alternative solutions quickly, if necessary.

                        ST. PAUL FEDERAL BANK FOR SAVINGS
                         PROFIT SHARING AND SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


10. SUBSEQUENT EVENTS

The Boards of Directors of St. Paul Bancorp, Inc., the Plan's sponsor, and Charter One Financial, Inc., voted on May 17, 1999, to enter into a definitive agreement to merge their operations through a stock-for-stock exchange. The merger is expected to close in the fourth quarter of 1999 and is subject to approval by the Office of Thrift Supervision, the Federal Reserve Board, and each company's shareholders. The Plan will continue in its present state through December 31, 1999.

                             Supplemental Schedules

                        ST. PAUL FEDERAL BANK FOR SAVINGS
                         PROFIT SHARING AND SAVINGS PLAN

           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998


IDENTITY OF ISSUE, BORROWER,               DESCRIPTION OF                      CURRENT
LESSOR, OR SIMILAR PARTY                     INVESTMENT          COST            VALUE
---------------------------                --------------     -----------    -----------
Cash and cash equivalents:
   Vanguard Prime Money                     60,083 shares
     Market Fund                            variable rate     $    60,083    $    60,083
                                                              --------------------------
Total cash and cash equivalents                               $    60,083    $    60,083

Mutual funds:
   Vanguard 500 Index Fund                  67,773 shares       5,503,711      7,722,762
   Vanguard Extended Market
     Index Fund                            139,015 shares       3,899,076      4,256,631
   Vanguard Prime Money
     Market Fund                         5,096,027 shares       5,096,027      5,096,027
   Vanguard Total Bond Market
     Index Fund                            184,828 shares       1,837,495      1,898,188
   Vanguard High-Yield
     Corporate Fund                        199,562 shares       1,596,411      1,562,568
   Vanguard Wellington Fund                 55,534 shares       1,681,666      1,629,932
   Vanguard International
     Growth Fund                            25,904 shares         475,225        486,217
                                                              --------------------------
Total mutual funds                                             20,089,611     22,652,325

Common stock:
   St. Paul Bancorp, Inc.                1,059,578 shares       9,236,765     28,840,395
                                                              --------------------------
Total common stock                                              9,236,765     28,840,395

Participant loans                             8.5% - 9.5%
                                            interest rate         866,005        866,005
                                                              --------------------------
Total investments                                             $30,252,464    $52,418,808
                                                              ==========================


                        St. Paul Federal Bank For Savings
                         Profit Sharing and Savings Plan

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                                                                                             CURRENT
                                                                                   MATURITY                  VALUE OF
                                                                                   PROCEEDS/                 ASSET ON
                                DESCRIPTION OF ASSET, INCLUDING        PURCHASE    SELLING      COST OF    TRANSACTION      GAIN
IDENTITY OF PARTY INVOLVED          INTEREST  RATE AND MATURITY        PRICE       PRICE          ASSET        DATE        (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

Category (i) - Individual transactions in excess of 5% of the total Plan assets
-------------------------------------------------------------------------------

The Vanguard Group              Vanguard Prime Money Market Fund:
                                      1 purchase                      $2,591,920   $     --     $2,591,920   $2,591,920   $    --

Category (iii) - A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the total Plan assets
-------------------------------------------------------------------------------

The Vanguard Group              Vanguard 500 Index Fund:
                                     80 purchases                     $1,588,824  $     --      $1,588,824   $1,588,824   $    --
                                     93 sales                               --        678,404      557,929      678,404      120,475

The Vanguard Group              Vanguard Prime Money
                                   Market Fund:
                                     95 purchases                      4,120,273        --       4,120,273    4,120,273        --
                                     86 sales                               --      1,883,476    1,883,476    1,883,476        --

The Vanguard Group              St. Paul Common Stock Fund:
                                     88 purchases                      2,810,430         --      2,810,430    2,810,430        --
                                    125 sales                              --       2,895,064    1,528,412    2,895,064    1,366,652


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                         ST. PAUL FEDERAL BANK FOR SAVINGS
                                         PROFIT SHARING AND SAVINGS PLAN


Date:  June 30, 1999                     By: /s/  Joseph C. Scully
                                             -----------------------------------
                                             Joseph C. Scully
                                             Chairman of the Board of
                                             Directors of St. Paul Federal
                                             Bank For Savings and Member of
                                             the Administrative Committee

                                  EXHIBIT INDEX

Exhibit
Number                      Description
------                      -----------

 24            Consent of Independent Auditors